Filed by Computer Network Technology Corporation pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed to be filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended.

        Subject Company: Computer Network Technology Corporation
Commission File No. 333-122758

ON APRIL 5, 2005, COMPUTER NETWORK TECHNOLOGY CORPORATION DISTRIBUTED THE FOLLOWING WRITTEN COMMUNICATION TO ITS EMPLOYEES:

To all CNT Employees:

        As mentioned in my previous messages to you, many meetings have been taking place over the past several weeks with regard to integration planning. Last week, McDATA and CNT held a joint executive / integration planning meeting at McDATA's headquarters in Broomfield, Colorado. It was a very productive meeting. We established a process for going forward during this transitional time, confirmed key milestones and assigned action items.

        Representatives from both company's senior leadership teams will continue to work together on the combined business model, go-to-market model and solutions roadmap. In addition, approved department meetings will continue under the integration guidelines that have already been established and communicated.

        There are several key upcoming events in the acquisition process, including CNT filing their amended form 10-K, McDATA filing the amended S-4 Merger Proxy Statement, a financial analyst call providing an update on the acquisition, and the shareholder votes for both company's shareholders. More information on all of these events will be publicly available in the near future.

        As we have done throughout the process, we will communicate new and relevant information as soon as we can. If you have questions, please contact me, Kevin Hansen or Greg Barnum.

Gail S. Greener
Vice President, Marketing
CNT

        ADDITIONAL INFORMATION AND WHERE TO FIND IT: On February 11, 2005, McDATA filed a registration Statement on SEC Form S-4 and McDATA and CNT filed a Joint Proxy Statement/Prospectus with the SEC in connection with the proposed merger. This Registration Statement has not been declared effective by the SEC and the Joint Proxy Statement/Prospectus is not in its final definitive form and both may be amended. McDATA and CNT will mail a Joint Proxy Statement/Prospectus to stockholders of McDATA and shareholders of CNT containing information about the proposed merger after the Registration Statement containing the Joint Proxy Statement/Prospectus has been declared effective by the SEC. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully in their entirety when they are available. The Registration Statement and Joint Proxy Statement/Prospectus contain important information about McDATA, CNT, the proposed merger, the persons soliciting proxies relating to the proposed merger, their interests in the transaction and related matters. Investors and security holders can obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus may also be obtained from McDATA by directing a request by mail to McDATA Corporation at 380 Interlocken Crescent, Broomfield, CO 80021, telephone (720) 558-4629, or from CNT by directing a request by mail to CNT at 6000 Nathan Lane North, Plymouth Minnesota 55442, telephone (763) 268-6130.

        In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, McDATA and CNT file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by McDATA and CNT at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. McDATA's and CNT's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

        McDATA, CNT, directors and certain executive officers of McDATA and CNT may be considered participants in the solicitation of proxies in connection with the Merger. Certain directors and executive officers may have direct or indirect interests in the Merger due to securities holdings of McDATA and CNT, and consulting arrangements, service as directors and officers and rights to severance payments following the Merger. In addition, certain directors and officers, after the Merger, will be indemnified by McDATA and will benefit from insurance coverage for liabilities that may arise from their services as directors and officers of CNT prior to the Merger. McDATA and CNT have retained Mellon Investor Services LLC to assist them in soliciting proxies from their respective stockholders and shareholders. Additional information regarding the participants in the solicitation is contained in the Registration Statement and Joint Proxy Statement/Prospectus filed by McDATA and CNT with the SEC.